NEWS RELEASE

SHAW ANNOUNCES 8% INCREASE IN DIVIDENDS TO $1.185 PER ANNUM

Calgary, Alberta (January 14, 2015) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has increased the equivalent annual dividend rate to $1.185 on its Class B Non-Voting Participating Shares and $1.1825 on its Class A Participating Shares. This represents an increase of 8% or $.085 per share. Shaw’s dividends are declared and paid on a monthly basis and this increase will commence March 30, 2015. Based on the January 13, 2015 closing stock price, the new dividend rate represents a yield of 3.8% on the Class B Non-Voting Participating Shares.

With this increase in the dividend rates, Shaw’s Board of Directors declared monthly dividends of $0.09875 on the Class B Non-Voting Participating Shares and $0.098542 on the Class A Participating Shares, payable on each of March 30, April 29 and May 28, 2015 to holders of record at the close of business on March 13, April 15 and May 15, 2015, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca